SHARPE RESOURCES CORPORATION

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737

Fax: (416) 361-0923

03 DEC -4 PM 1:21

03037912

November 25, 2003

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C., U.S.A. 20549

SUPPL

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-4009

Please find enclosed a copy of the unaudited Interim Financial Statements for the nine months ended September 30th, 2003 for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

SHARPE RESOURCES CORPORATION

Per: Shaun A. Drake

GAD/cd

Encl.

dlw 12/4

03 DEC -1 7:21

BCSC

Form 51-901F

BRITISH COLUMBIA SECURITIES COMMISSION

SHARPE RESOURCES CORPORATION
Form 51-901F
September 30, 2003

Issuer Details

NAME OF ISSUER			FOR THE QUARTER ENDED	DATE OF REPORT MM/DD/YY
SHARPE RESOURCES CORPORATION			September 30, 2003	November 13, 2003
ISSUER ADDRESS: 56 TEMPERANCE STREET, 4TH FLOOR				
CITY: TORONTO	PROVINCE: ONTARIO	POSTAL CODE: M5H 3V5	ISSUER FAX NO.: (416) 361 - 0923	ISSUER TELEPHONE NO.: (416) 361 - 0737
CONTACT NAME: ROLAND M. LARSEN			CONTACT POSITION: DIRECTOR	CONTACT TELEPHONE NO.: (804) 580-8107
CONTACT EMAIL ADDRESS: N.A.		WEB SITE ADDRESS: N.A.		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
"ROLAND M. LARSEN"	"ROLAND M. LARSEN"	November 13, 2003
"KIMBERLY L. KOERNER"	"KIMBERLY L. KOERNER"	November 13, 2003
"TROY KOERNER"	"TROY KOERNER"	November 13, 2003

SHARPE RESOURCES CORPORATION

Consolidated Balance Sheets (Prepared by Management)

(Expressed in United States Dollars)

	September 30, 2003 (Unaudited)	December 31, 2002 (Audited)
Assets		
Current assets		
Cash and cash equivalents	$ 79,986	$ 73,518
Receivables	142,420	21,368
Advances to a related party	14,684	47,117
Inventory	-	18,537
	237,090	160,540
Office equipment	-	1,866
	$ 237,090	$ 162,406
Liabilities and Shareholders' Equity		
Current Liabilities		
Payables and accruals	$ 28,276	$ 61,475
Advances to a related party	25,500	15,500
	53,776	76,975
Long-term debt	664,533	664,533
	718,309	741,508
Shareholders' equity		
Capital stock		
Authorized - Unlimited common shares		
Issued - 33,184,803 common shares	10,921,861	10,921,861
Deficit	(11,403,080)	(11,500,963)
	(481,219)	(579,102)
	$ 237,090	$ 162,406

Responsibility for Financial Statements

The accompanying financial statements for Sharpe Resources Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2002 audited financial statements. Only changes in accounting policies have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

SHARPE RESOURCES CORPORATION

Consolidated Statements of Operations and Deficit (Prepared by Management)

(Expressed in United States Dollars)

(Unaudited)

	Three Months Ended September 30, 2003	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002
Petroleum and natural gas operations	$ 45,854	$ 13,796	$ 112,674	$ 46,109
Expenses				
Operating	2,122	481	4,737	1,890
Depletion and amortization	-	197	-	592
General and administration	26,900	39,253	194,729	248,604
Legal and audit	-	5,656	-	2,395
Interest	646	6,637	13,459	19,943
Write-off of office equipment	-	-	1,866	-
	29,668	52,224	214,791	273,424
Income (loss) before the following:	16,186	(38,428)	(102,117)	(227,315)
Gain on settlement of debt	-	4,840	-	149,681
Gain on sale of resource property	200,000	-	200,000	-
Income (loss) for the period	216,186	(33,588)	97,883	(77,634)
DEFICIT, beginning of period	(11,619,266)	(11,433,010)	(11,500,963)	(11,388,964)
DEFICIT, end of period	$ (11,403,080)	$ (11,466,598)	$ (11,403,080)	$ (11,466,598)

SHARPE RESOURCES CORPORATION

Consolidated Statements of Cash Flows (Prepared by Management)

(Expressed in United States Dollars)

(Unaudited)

	Three Months Ended September 30, 2003	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002
Cash provided by (used in)				
OPERATING ACTIVITIES				
Income (loss) for the period	$ 216,186	$ (33,588)	$ 97,883	$ (77,634)
Depletion and amortization	-	197	-	592
Write-down of office equipment	-	-	1,866	-
Gain on settlement of debt	-	(4,840)	-	(149,681)
Changes in non-cash working capital items	(196,856)	(63,774)	(103,281)	85,638
Advances to related parties	10,000	-	10,000	2,083
	29,330	(102,005)	6,468	(139,002)
FINANCING ACTIVITIES				
Reduction in debt	-	-	-	(117,654)
Change in cash and cash equivalents	29,330	(102,005)	6,468	(256,656)
Cash and cash equivalents, beginning of period	50,656	174,849	73,518	329,500
Cash and cash equivalents, end of period	$ 79,986	$ 72,844	$ 79,986	$ 72,844

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Prepared by Management)

(Expressed in United States Dollars)

Nine Months Ended September 30, 2003

(Unaudited)

1. ACCOUNTING POLICIES

The management of Sharpe Resources Corporation (the "Corporation") have prepared these consolidated financial statements in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended December 31, 2002.

The disclosure in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the nine months ended September 30, 2003 is not indicative of the results that may be expected for the full year ending December 31, 2003.

These statements follow the same accounting policies and methods as the most recent annual audited financial statements.

2. STOCK OPTIONS

	Number of common shares	Weighted Average Exercise price Canadian
Balance, beginning of period	2,039,000	$ 0.11
Granted during the period	1,431,000	0.10
Cancelled or expired during the period	(220,000)	0.13
Balance, end of the period	3,250,000	$ 0.10

NUMBER OF OPTIONS	EXERCISE PRICE Canadian ($)	EXPIRY DATE
219,000	0.15	May 04, 2005
600,000	0.10	May 08, 2007
1,000,000	0.10	May 13, 2007
1,431,000	0.10	May 08, 2008
3,250,000		

3. WARRANTS

As of September 30, 2003, the Corporation had the following warrants outstanding:

NUMBER OF WARRANTS	EXERCISE PRICE Canadian ($)	EXPIRY DATE
500,000	1.00	May 12, 2004

(Expressed in United States Dollars)

4. SEGMENTED INFORMATION

The Corporation has one reportable business segment, the exploration for and production of petroleum and natural gas properties in the United States. All of the Corporation's petroleum and natural gas revenue is from customers based in the United States.

Substantially all of the Corporation's assets are located in the United States except for small balances held in Canadian banks. The Corporation's operations in Canada consist of general and administrative expenses necessary to the maintaining of the Corporation's public company status.

5. INCOME TAXES

Estimated taxable income for the period ended is nil. Based on the level of historical taxable income, it cannot be reasonably estimated at this time if it is more likely than not that the Corporation will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery of loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Corporation's actual losses for tax purposes, refer to the December 31, 2002 audited financial statements. The benefit of these losses and the estimated income for the period ended have not been recognized in these financial statements.

6. BASIC AND FULLY DILUTED INCOME (LOSS) PER SHARE

The income (loss) per share is computed by dividing the income (loss) for the period by the weighted average number of common shares outstanding during the period. Fully diluted income (loss) per share reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants. For both periods presented, the conversion of warrants and the exercise of stock options was not included because of their anti-dilutive effect.

The following table sets out the computation for basic and diluted income (loss) per share:

	2003	2002
Numerator:		
Income (loss) for the period	$ 97,883	$ (77,634)
Denominator:		
Average number of common shares outstanding	33,184,803	33,184,803
Weighted average number of shares	33,184,803	33,184,803
Basic and diluted income (loss) per share	$ 0.00	$ 0.00

7. STOCK OPTION COMPENSATION ADJUSTMENT

During the nine months ended September 30, 2003, 1,431,000 stock options were issued to directors of the Company. For purposes of pro forma disclosures, the following assumptions were used under the Black-Scholes option pricing model: dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 4.5% and an expected average life of 5 years.

Net income for the nine months ended September 30, 2003	$ 97,883
Unrecorded stock option compensation adjustment	80,697
Pro forma net income for the nine months ended September 30, 2003	$ 17,186
Basic and fully diluted income per share - Pro-forma	$ 0.00

Supplement to Consolidated Financial Statements (Prepared by Management)

(Expressed in United States Dollars)

Nine Months Ended September 30, 2003

(Unaudited)

As of November 13, 2003, the following items were outstanding:

i) 33,184,803 common shares

ii) Warrants include the following:

NUMBER OF WARRANTS	EXERCISE PRICE Canadian ($)	EXPIRY DATE
500,000	1.00	May 12, 2004

iii) Stock options include the following:

NUMBER OF OPTIONS	EXERCISE PRICE Canadian ($)	EXPIRY DATE
219,000	0.15	May 04, 2005
600,000	0.10	May 08, 2007
1,000,000	0.10	May 13, 2007
1,431,000	0.10	May 08, 2008
3,250,000		

SHARPE RESOURCES CORPORATION
Form 51-901F, Schedule B: Supplementary Information
September 30, 2003
(Expressed in United States Dollars)

For the current year-to-date period

1. Analysis of expenses and other items

See the statement of operations and deficit as at September 30, 2003

2. Analysis of related party transactions

See the balance sheet as at September 30, 2003

3. Summary of securities issued and options granted during the period

(a) Summary of securities issued during the period

Date of Issue	Type of Security	Type of Issue	Number	Price $	Total $	Proceeds $	Type of consideration	Commission Paid $

None

(b) Summary of options granted during the period

Date	Number	Name of Option	Exercise Price $	Expiry Date
08-May-03	431,000	Roland Larsen	0.10	08-May-08
08-May-03	500,000	Kimberly Larsen - Koerner	0.10	08-May-08
08-May-03	500,000	Troy Koerner	0.10	08-May-08

4. Summary of securities as at the end of the reporting period

(a) Description of share capital

Unlimited common shares

(b) Number and recorded value of share capital

33,184,803 common shares with a value of $10,921,861

(c) Summary of options and warrants at period end

Options

See Note 2 in the September 30, 2003 unaudited financial statements

Warrants

See Note 3 in the September 30, 2003 unaudited financial statements

(d) Number of shares in each class of shares subject to escrow or pooling agreements

None

5. List of names of the directors and officers

Roland M. Larsen - President & Director
Keith Bullen - Vice-president, Investor Relations
Kimberly L. Koerner - Secretary-Treasurer & Director
Troy Koerner - Director

Third Quarterly Report – 2003
Schedule C – Management Discussion and Analysis (MD&A)

Description of Business

Sharpe Resources Corporation (the "Company") is a Canadian natural resources company currently engaged in oil and gas exploration and production in the State of Texas. The oil and gas production assets are in a wholly-owned US subsidiary, Sharpe Energy Company. The Company is also evaluating the potential for diversifying into precious metals exploration in the US.

Description of operations and financial condition

The Company has concentrated on growing its current oil and gas assets in Texas as part of its effort to improve upon the economics of the oil production assets. Management believes that the West Thrifty Waterflood unit located in Brown County, Texas has the potential to be a significant asset to the Company. Field work on this property during 2002 focused on production improvements in the southern end of the field. This effort has resulted in production improvements in this area during the fourth quarter, 2002. Improvements in the main portion of the field have been initiated during the first quarter, 2003 have failed to meet expectations. Plans include additional pump capacity as part of an effort to improve production rate performance.

The description of the operations and financial condition should be read in conjunction with the December 31, 2002 audited financial statements and the September 30, 2003 unaudited financial statements. The Company has cash and cash equivalents of $79,986 as at the end of the third quarter, 2003. Plans include additional financing to improve upon the net working capital requirements as a means to complete the necessary work programs planned by the Company during 2003 to achieve development plans.

The operating costs currently exceed revenue, however expectations are that through the implementation of the current plan significant revenue improvements are expected in 2003. Continued expenditures will be required to improve upon the production capacity of the field. The projected expenditures that will require additional working capital so as to achieve the desired production levels at the West Thrify project. Capital requirements are estimated to be at least $100,000 in order to facilitate additional improvements and to test the production potential of the northern portion of the field. The Company plans to sell a portion of the project as a means to achieve the necessary working capital for this project.

Sharpe plans to maintain its current assets in Texas which are held in its wholly-owned subsidiary Sharpe Energy Company, the Corporation plans to continue to evaluate opportunities within the natural resources business.

The Company has working capital of $183,314 compared to $83,565 at the beginning of the year. The Company believes in cash preservation and will not spend funds unless absolutely required or mandated by any future transaction. As at September 30, 2003 the Company had cash of $79,986. Net income for the nine months ended September 30, 2003 was $97,883 compared to a loss of ($77,634) the year before. The current periods income includes a gain of $200,000 arising from the sale of resource properties that were written off in 2002. Basic and diluted loss per share is $0.00 for the period ended September 30, 2003. As of September 30, 2003 accounts payable and accrued liabilities are $28,276.

Management Synopsis

Sharpe Resources Corporation controls a 100% interest in the West Thrifty waterflood project and the Quita oil field located in Brown County, Texas. The Company is engaged in a process of obtaining sufficient financing to advance these projects toward a more detailed testing phase. The Company is evaluating the potential of selling an interest in the project as a means to achieve the necessary working capital to advance the project. This effort will focus on the northern portion of the West Thrifty field. Plans include the installation of additional submersible pumps and the implementation of additional water injection capacity. Continued geologic studies and production testing have assisted with the basic preparation necessary to achieve our goals. If successful this project will offer a significant opportunity for future growth.

As a result of studying a number of separate opportunities the decision has been made to concentrate on current natural resources projects to include oil and gas as a means to add value to the Company without incurring excessive financial risk. The current effort of the Company will remain in the oil and gas business with a plan to expand into other areas of the natural resources business to include precious metals exploration and development.